Exhibit (a)(5)(B)

Mark Nordlicht Announces Expiration of Tender Offer for Optionable, Inc.
with Approximately 3.3% of Shares Tendered

NEW YORK — July 19, 2011 — Mark Nordlicht today announced that he has accepted for payment all shares of the common stock of Optionable, Inc. (OTCBB: OPBL) (the “Company”) that were validly tendered into the tender offer to acquire all outstanding shares of common stock of the Company at a purchase price of $0.035 per share, net to the seller in cash without interest, as of the expiration of the tender offer.  The tender offer expired at 5:00 p.m., New York City time, on Friday, July 15, 2011.

The depositary for the tender offer advised that, as of the offer’s expiration, 1,586,686 shares of common stock of the Company had been validly tendered and not withdrawn in the tender offer. Once settlement of all tendered shares has been made by Depository Trust Company, a final amendment to the Schedule TO filed by Mr. Nordlicht on June 13, 2011 will be filed with the Securities and Exchange Commission.